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Exhibit 99.2

BY-LAWS*
of
THE THOMSON CORPORATION
(the "Corporation")

being by-laws relating generally to the
business and affairs of the Corporation

*The By-laws became effective May 12, 1999.

1.    Registered Office

1.1.    The registered office of the Corporation shall be in the City of Toronto in the Province of Ontario and shall be located therein at such address as the directors of the Corporation may from time to time determine.

2.    Interpretation

2.1.    Expressions used in these by-laws shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) (the "Act").

3.    Corporate Seal

3.1.    Until changed by the directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

4.    Financial Year

4.1.    Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.

5.    Meetings of Directors

5.1.    Quorum.    A quorum of directors shall be two, or such greater number as the directors may from time to time determine.

5.2.    Calling of Meetings.    Meetings of the directors shall be held at such time and place within or outside Ontario as the Chairman, the Deputy Chairman, the President or any two directors may determine. A majority of meetings of directors need not be held within Canada in any financial year.

5.3.    Notice of Meetings.    Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than five days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice before or after the meeting is held.

5.4.    Chairman.    The Chairman, or in his absence the deputy chairman, or in his absence the President if a director, or in his absence a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

5.5.    Voting at Meetings.    At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote.

5.6.    Telephone Meetings.    A meeting of directors or of a committee of directors may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. A director participating in such a meeting by telephone, electronic or other communication facilities is deemed to be present at that meeting.

5.7.    Remuneration and Expenses.    Each director of the Corporation who is not an officer or employee of the Corporation or of an affiliate of the Corporation shall be entitled to receive as remuneration for his/her services such amount or amounts as the directors may from time to time determine. Every director of the Corporation shall be reimbursed for his/her expenses in attending meetings of the directors or any committee thereof or meetings of the shareholders.

6.    Committees

6.1.    The directors may appoint from their number one or more committees of directors, however designated, and delegate to such committee any of the powers of the board of directors except those which, under the Act, a committee of the board of directors has no authority to exercise. The directors shall appoint from their number the chair of each committee of the board. Unless otherwise determined by the directors, each committee shall have power to fix its quorum at not less than 2 members and to regulate its procedure.

7.    Officers

7.1.    General.    The directors may from time to time appoint, from among their numbers, a Chairman, a Deputy Chairman, and a President, and may appoint a Chief Operating Officer, a Chief Financial Officer, and one or more other officers as the directors may determine.

7.2.    Chairman.    The Chairman when present shall be chairman of meetings of directors and shareholders of the Corporation and shall have such other powers and duties as the directors may determine.

7.3.    Deputy Chairman.    The Deputy Chairman in the absence of the Chairman shall, if present, preside at all meetings of the directors and shareholders of the Corporation and shall have such other powers and duties as the directors may determine.

7.4.    President.    Unless the directors otherwise determine the President shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs.

7.5.    Chief Operating Officer.    The Chief Operating Officer shall have such powers and duties as may from time to time be assigned to him by the directors or by the President.

7.6.    Chief Financial Officer.    The Chief Financial Officer shall have such powers and duties as may from time to time be assigned to him by the directors or by the President.

7.7.    Term of Office.    Each officer shall hold office until his successor is appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

8.    Indemnification and Insurance

8.1.    Indemnification of Directors and Officers.    The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of such a person against all costs, charges, expenses and liabilities incurred while carrying out such acts, except as prohibited by the statute.

8.2.    Insurance.    The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

9.    Meetings of Shareholders

9.1.    Place and Time.    Meetings of shareholders shall be held at such place and at such time as the Chairman, President or the directors may determine.

9.2.    Manner of Voting.    Voting at any meeting of shareholders shall be by a show of hands except when a ballot is required by the chairman of the meeting or a shareholder or proxyholder entitled to vote at the meeting, or by the Act.

9.3.    Quorum.    A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

9.4.    Casting Vote.    In case of an equality of votes at a meeting of shareholders the chairman of the meeting shall have a second or casting vote.

9.5.    Scrutineers.    The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

9.6.    Adjournment of Meetings.    The chairman of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting.

10.    Dividends and Rights

10.1.    Declaration of Dividends.    Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

10.2.    Cheques.    A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of the person whose name first appears in the register of shareholders in respect of such shares. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3.    Non-Receipt of Cheques.    In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement or expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

10.4.    Unclaimed Dividends.    Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.    Execution of Instruments

11.1.    Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any one of the Chairman, the Deputy Chairman, President, or Chief Operating Officer, or any two officers or directors together, or any one or more persons as the directors may otherwise authorize to sign instruments generally or to sign specific instruments. Any instruments so signed shall be binding upon the Corporation without further authorization or formality. The seal of the Corporation shall, when required, be affixed to any such instruments. Insider trading reports may be signed on behalf of the Corporation by any one director or officer of the Corporation.

12.    Notice

12.1.    Giving Notice.    A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been given when deposited in a post office or public letter box.

12.2.    Omission of Notice.    Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or a non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

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